Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE UK VERSION OF THE MARKET ABUSE REGULATION (EU 596/ 2014) AS IT FORMS PART OF UK LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018, AS AMENDED.

9 April 2024

PureTech Health plc

PureTech Launches Seaport Therapeutics with $100 Million Oversubscribed Series A and Announces Management Transitions

Bharatt Chowrira, Ph.D., J.D., named Chief Executive Officer of PureTech;

PureTech Co-founder, Eric Elenko, Ph.D., promoted to President

PureTech Founding Chief Executive Officer, Daphne Zohar, to lead Seaport as Chief Executive Officer,

together with former Karuna Chief Executive Officer and Chair, Steven M. Paul, M.D., as Chairman

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to changing the lives of patients with devastating diseases, today announced key progress on its strategic initiatives to deliver innovative medicines to patients and unlock value for shareholders.

Seaport Therapeuticsi

Seaport Therapeutics (“Seaport”), the latest Founded Entity to be created by PureTech, today announced that it has raised $100 millionii in an oversubscribed Series A financing with participation from top tier biotech investors ARCH Venture Partners, Sofinnova Investments and Third Rock Ventures to support the development of a novel clinical-stage pipeline of neuropsychiatric medicines created and initially developed internally at PureTech. Seaport will be led by Daphne Zohar along with Founder Steven M. Paul, M.D., who is the former Chief Executive officer of Karuna Therapeutics (“Karuna”), another CNS-focused PureTech Founded Entity that was recently acquired by Bristol Myers Squibb for $14 billion. Seaport was established by PureTech to advance certain neuropsychiatric programs and relevant GlyphTM intellectual property. Following the Series A financing, PureTech will hold equity ownership in Seaport of 61.5 percent on a diluted basis.

Executing on PureTech’s Hub-and-Spoke Strategy

Consistent with its model, PureTech has internally advanced Seaport’s neuropsychiatric medicines programs to a key inflection point such that the pipeline can now drive value for PureTech through an equity stake and license consideration. This enables PureTech to share the significant costs of later-stage development with outside investors and direct additional resources to its innovative R&D engine for the creation and validation of new therapeutic candidates. This same approach yielded PureTech’s Karuna, which resulted in approximately $1.1 billion in gross proceeds for PureTech to date after the Company directed $18.5 million to Karuna’s founding and internal development. Under its license agreement with Karuna, PureTech retains the right to receive milestone payments upon the achievement of certain regulatory approvals. PureTech is also owed certain royalties on net sales and is eligible to receive up to $400 million in milestone payments under its agreement with Royalty Pharma.iii

PureTech’s business model is designed to repeat and scale this type of outcome with rigorous financial discipline. Proceeds are recycled into the support of new programs and returns to shareholders while maintaining at least three years of operating cash runway. The platform supporting Seaport’s pipeline is one of several programs advanced during a period in which PureTech largely fueled its internal development with funds generated from Founded Entity monetization events, and PureTech has not needed to raise capital from the public markets in six years.

Management Transitions

As part of the strategic advancement of Seaport, Daphne Zohar, PureTech’s founding Chief Executive Officer and a successful entrepreneur with a longstanding passion for developing neuropsychiatric medicines, will transition into the role of Seaport’s Chief Executive Officer. Ms. Zohar will formally step down from the board of directors of PureTech with immediate effect and has agreed to serve as a senior advisor and observer to the board of directors of PureTech.

Long-term PureTech senior executive, Bharatt Chowrira, Ph.D., J.D., has been named Chief Executive Officer of PureTech effective as of today and will therefore continue to serve as a director of PureTech. Eric Elenko, Ph.D., a PureTech co-founder and current Chief Innovation Officer, has been promoted to the role of President of PureTech.

A 30-year veteran of the biotech industry, Dr. Chowrira has been a member of the PureTech senior management team since March 2017, serving as the Company’s President and Chief Business, Finance and Operating Officer and as a member of the Board of Directors. Prior to joining PureTech, he held leadership roles including Chief Executive Officer, Chief Operating Officer and General Counsel in multiple biotech companies, including Auspex Pharmaceuticals Inc., which was acquired by Teva Pharmaceuticals for $3.5 billion, and Sirna Therapeutics, which was acquired by Merck & Co. for $1.1 billion, and was also a Vice President at Merck & Co.

Commenting on today’s announcements, Dr. Chowrira said:

“I am excited to step into the CEO role and to lead PureTech through this next phase of its evolution. We have demonstrated the evergreen success of our hub-and-spoke R&D model of venture creation, where we are able to recycle proceeds from our Founded Entities into both the funding of our current and future programs to change patients’ lives and capital returns for shareholders. As we continue to derive value from our existing pipeline, we will focus on what we have always done best: innovating the next wave of highly differentiated medicines.

“Our fundamentals are centered on careful de-risking and streamlined development internally, quickly de-prioritizing those programs that don’t achieve our prespecified thresholds for advancement to move resources to those that are the most promising. We maintain 100 percent ownership of programs until a key value inflection point is reached, and we then have the option to pursue outside financial or strategic partners to advance these programs or to continue development internally.

“This approach has enabled our R&D engine to be both very productive, as demonstrated by the 28 therapeutics and therapeutic candidates it has generated, and uniquely capital efficient – reflected in the fact that we have not had to raise money from the public markets in more than six years and will have returned $150 million to shareholders, pending shareholder approval of our proposed $100 million tender offer, which is expected to be launched after the publication of the Company’s Full Year Results, subject to market conditions. This capital efficiency also allows us to be selective in determining the best path forward for each of our programs, and – as demonstrated today with the top tier syndicate of investors now supporting Seaport – our discerning strategy has created tremendous value internally that has not yet been appropriately recognized by the market.

“At Seaport Therapeutics, PureTech has brought together the proven team that helped build Karuna and some of the investors that backed Karuna’s initial funding rounds. I am confident that following our well charted strategy of starting with validated mechanisms and applying our proprietary Glyph technology to solve previous limitations will enable Seaport to provide important new options for patients with depression, anxiety and other neuropsychiatric conditions.”

“I would like to thank Daphne for her leadership since founding PureTech and for shepherding the Company to this next phase. I am grateful that we will continue to benefit from Daphne’s entrepreneurial spirit while she transitions to run one of our new Founded Entities to drive significant value for PureTech. I look forward to continuing to work alongside our exceptional team, and I fervently believe that with this proven R&D model, supported by a robust balance sheet and strong management team, PureTech has all the ingredients for tremendous, continued growth and success.”

Reflecting on today’s announcement, Daphne Zohar said:

“I am extremely proud of what the PureTech team has accomplished and the pipeline of groundbreaking medicines which we have created that can have an impact on the lives of millions of people. PureTech has now reached both financial independence and the important inflection point of returning capital. The team is positioned to excel and is infused with the spirit of creativity that has been with us since the beginning. I will continue to work on behalf of PureTech shareholders by advancing the exciting Seaport programs through a structure that can help unlock their value for PureTech.

“PureTech is in a strong position with an innovative portfolio of new medicines, stellar team and robust balance sheet, and I am pleased to be passing the baton to Bharatt who is a respected executive in the biotech industry and has been a key senior leader on our team over the last seven years. I have confidence that under his leadership, together with my co-founder Eric Elenko, who is now taking on the expanded role of President, and other outstanding senior team and board members, PureTech will continue to thrive, grow, and innovate on behalf of patients and shareholders. I look forward to supporting PureTech as a senior advisor, board observer and shareholder as it continues to deliver on its mission of ‘Giving Life to Science’ to change patients’ lives.”

Interim Chair of the PureTech Board of Directors, Raju Kucherlapati, Ph.D., said:

“On behalf of the Board, I would like to thank Daphne for her vision, leadership and dedication in founding and building PureTech. Daphne pioneered the hub-and-spoke model to create cutting-edge medicines, assembled a leading team and positioned PureTech for an exciting future and continued growth. I am pleased we will have her ongoing participation. We are fortunate to have someone with Bharatt’s experience and deep knowledge of our business to step into the role of Chief Executive Officer. He is the ideal person to successfully lead PureTech through this next phase of growth.”

The full text of the announcement from Seaport is as follows:

Seaport Therapeutics Launches with $100 Million Oversubscribed Series A Financing Round to

Advance Novel Neuropsychiatric Medicines

Daphne Zohar, Founding CEO of PureTech Health and Co-Founder of Karuna Therapeutics, is Founder,

Chief Executive Officer and Member of the Board of Directors of Seaport

Steven M. Paul, M.D., former CEO and Chair of Karuna Therapeutics, President of Lilly Research

Laboratories, is Founder and Chair of the Board of Directors of Seaport

BOSTON – Seaport Therapeutics, a clinical-stage biopharmaceutical company that is charting a proven path in neuropsychiatry, today announced the closing of a $100 million oversubscribed Series A financing round. The round was co-led by ARCH Venture Partners and Sofinnova Investments along with Third Rock Ventures and Seaport founder PureTech Health. Seaport also announced the appointment of Daphne Zohar as Founder, Chief Executive Officer and a member of the Board of Directors, and Steven M. Paul, M.D., as Founder and Chair of the Board of Directors.

Seaport is advancing a clinical-stage pipeline of novel neuropsychiatric medicines powered by its proprietary GlyphTM Technology Platform, which leverages the lymphatic system to create new medicines building on clinically validated mechanisms. The financing will support the rapid advancement of Seaport’s clinical-stage pipeline of first and best-in-class medicines as well as further development of the Glyph platform, which has demonstrated clinical proof-of-concept.

The company is built on a proven development strategy and is led by the team that created and advanced the groundbreaking drug candidate KarXT (xanomeline-trospium), which is now poised to be the first new class of medicine in over 50 years for patients living with schizophrenia. Daphne Zohar, the Chief Executive Officer of Seaport, is the founder and former CEO of PureTech Health where she also co-founded Karuna Therapeutics. Under Ms. Zohar’s leadership, PureTech’s R&D engine led to 28 new medicines, including two that received U.S. FDA clearance and a third (KarXT) that has been filed for FDA approval.

Dr. Paul, Founder and Chair of the Seaport Board of Directors, is the former CEO and Chair of the Board of Directors of Karuna Therapeutics, which was recently acquired by Bristol Myers Squibb. Dr. Paul is also the former President of Research and Development at Eli Lilly, where he oversaw the development of CNS drugs such as Zyprexa® and Cymbalta® as well as xanomeline, where its anti-psychotic and pre-cognitive properties were initially demonstrated.

“Major depression and anxiety disorders are among the most common, disabling and potentially fatal of all medical conditions. Current standard-of-care treatments provide inadequate relief for far too many patients. Seaport’s pipeline of investigational antidepressants and anxiolytics are well positioned to more effectively treat these disorders and to help millions of people and their families,” said Steven M. Paul M.D. “Given the historically low success rates within neuropsychiatric drug development, precisely solving the previous limitations of clinically validated mechanisms improves the probability of success and enables us to significantly accelerate development.”

“We are dedicated to bringing first and best-in-class medicines to those that are suffering from depression, anxiety and other neuropsychiatric disorders,” said Daphne Zohar, Founder and CEO of Seaport Therapeutics. “I’m excited to deliver on this mission along with a stellar team of senior leaders and investors.”

All of the programs in Seaport’s pipeline are based on the Glyph platform, which is designed to enable and enhance oral bioavailability, avoid first-pass metabolism and reduce hepatotoxicity and other side effects to advance active drugs that were previously held back by those limitations. Seaport’s most advanced therapeutic candidate is SPT-300,iv which is an oral prodrug of allopregnanolone, an endogenous neurosteroid, in development for the treatment of anxious depression. Allopregnanolone has demonstrated therapeutic benefit in a range of neuropsychiatric conditions, but it is only approved as an intravenous infusion, which has limited the scope of its clinical use. Using the Glyph platform, SPT-300 retains the activity and potency of endogenous allopregnanolone in an oral form and has the potential to capture the breadth of the natural biological response. In a Phase 2a clinical trial, SPT-300 demonstrated proof-of-concept in a validated clinical model of anxiety in healthy volunteers.

Seaport’s pipeline also includes SPT-320,v a novel prodrug of agomelatine being advanced for the treatment of Generalized Anxiety Disorder, which uses the Glyph platform to bypass first-pass metabolism by the liver and thus has the potential to lower its effective dose, reduce liver exposure and eliminate the need for liver function monitoring that has held back agomelatine. SPT-348, a prodrug of a non-hallucinogenic neuroplastogen in development for the treatment of mood and other neuropsychiatric disorders, leverages Glyph to create a potential first-in-class treatment with improved pharmacokinetics and tolerability compared to conventional psychedelics. Beyond these programs, Seaport has multiple discovery and preclinical programs underway.

The additional members joining the Seaport Board of Directors are Robert Nelsen (Managing Partner and Co-founder of ARCH Venture Partners), James Healy, M.D., Ph.D. (Managing Partner of Sofinnova Investments), Eric Elenko, Ph.D. (Co-founder and President of PureTech and Co-inventor of KarXT), and Bharatt Chowrira Ph.D., (newly appointed Chief Executive Officer of PureTech). Courtney Wallace (Venture Partner at Third Rock Ventures) is joining as Board Observer.

“I’m thrilled to be partnering again with this outstanding team, led by Daphne and Steve, to change lives for people with neuropsychiatric disorders,” said Robert Nelsen, Co-founder and Managing Director of ARCH Venture Partners. “We were the lead investors in Karuna’s Series A and Series B financing rounds, and I’m excited to partner with these strong leaders again to deliver on Seaport’s proven strategy and robust pipeline and bring important new medicines to patients.”

“Seaport has the potential to meaningfully change the lives of patients with neuropsychiatric disorders,” said James Healy, M.D., Ph.D., Managing Partner at Sofinnova Investments. “We’ve had the pleasure of knowing Steve and Daphne for a number of years, as one of the investors in Karuna, and we believe this team has the unique expertise to help solve the challenges of treating serious mental health conditions. I am eager to support Seaport as an investor and board member as the team continues to advance its clinical-stage pipeline of novel therapeutics.”

About the Glyph™ Platform

Glyph is Seaport’s proprietary technology platform which uses the lymphatic system to enable and enhance the oral administration of drugs. With the Glyph platform, drugs are absorbed like dietary fats through the intestinal lymphatic system and transported into circulation. Seaport believes the Glyph technology has the potential to be widely applied to many therapeutic molecules that have high first-pass metabolism leading to low bioavailability and/or side effects, including hepatotoxicity. The Glyph platform has been refined at Seaport to efficiently generate multiple therapeutic candidates within the company’s pipeline. Seaport has exclusively licensed this technology from Monash University based on the pioneering research of the Porter research group, along with the co-inventors from PureTech Health and Seaport. The group and its collaborators have published research in Nature Metabolism, Frontiers in Pharmacology and the Journal of Controlled Release supporting the Glyph platform’s capabilities.

About Seaport Therapeutics

Seaport Therapeutics is a clinical-stage biopharmaceutical company advancing the development of novel neuropsychiatric medicines in areas of high unmet patient needs. We have a proven strategy of advancing clinically validated mechanisms previously held back by limitations we overcome with our proprietary GlyphTM technology platform. All the therapeutic candidates in our pipeline of first and best-in-class medicines are based on the Glyph platform, which is uniquely designed to enable oral bioavailability, bypass first-pass metabolism and reduce hepatotoxicity and other side effects. We are led by an experienced team that was involved in inventing and developing KarXT and other neuropsychiatric medicines and are guided by an extensive network of renowned scientists, clinicians and key opinion leaders across neurological specialties. For more information, please visit www.seaporttx.com.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 28 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those statements that relate to our expectations around our therapeutic candidates and approach towards addressing major diseases, and our future prospects, developments, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 which forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (‘MAR’). Upon the publication of this announcement via a Regulatory Information Service (‘RIS’), this inside information is now considered to be in the public domain.

Contact:

PureTech

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

UK/EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

puretech@fticonsulting.com

US Media

Nichole Bobbyn

+1 774 278 8273

nichole@tenbridgecommunications.com

[i]	Seaport’s business and assets are described in more detail in the press release issued by Seaport.
ii

Includes participation by top tier biotech investors ARCH Venture Partners, Sofinnova Investments and Third Rock Ventures alongside PureTech’s $32 million cash contribution. Following the Series A financing, PureTech will hold equity ownership in Seaport of 61.5 percent on a diluted basis. Additionally, as the founder of Seaport, PureTech also has a right to royalty payments on a percentage of net sales of any commercialized product as well as the right under the terms of the license agreement with Seaport to receive milestone payments upon the achievement of certain regulatory approvals and a percentage of sublicense income. As at 30 June 2021, the value of the gross assets contributed by PureTech to Seaport was $18.7 million and the losses for the year ended 31 December 2020 were $32.2 million. Seaport will be consolidated in PureTech’s future consolidated financial statements as a Controlled Founded Entity.

iii

As of 22 March 2023, PureTech has sold its right to receive a 3 percent royalty from Karuna to Royalty Pharma on net sales up to $2 billion annually, after which threshold PureTech will receive 67 percent of the royalty payments and Royalty Pharma will receive 33 percent.

iv	SPT-300, formerly known as LYT-300
[v]	SPT-320, formerly known as LYT-320